November 4, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raj Rajan and Rufus Decker

Re:	Carter’s, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2016
Response dated October 19, 2016
File No. 001-31829

Dear Messrs. Rajan and Decker,

This letter is being furnished by Carter’s Inc. (the “Company”) in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 26, 2016 to Richard F. Westenberger, Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s response, dated October 19, 2016, to the Staff’s initial comment letter dated October 4, 2016 (File No. 001-31829).

The text of the Staff’s comment has been included in this letter for your convenience and the Company’s response immediately follows the comment.

Form 10-K for the Fiscal Year ended January 2, 2016

Item 8. Financial Statements and Supplementary Data

Note 19 – Valuation and Qualifying Accounts, page 84

1. Staff’s comment: We note your response to comment 1. In future filings, please clarify here that the sales returns reserves activity includes only wholesale customers and not retail customers.

Response: The Company respectfully advises the Staff that it will, in future filings, clarify in Note 19 that the sales returns reserves activity includes only wholesale customers and not retail customers.

Please do not hesitate to call me at (678) 399-4515 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Michael C. Wu

Michael C. Wu

Senior Vice President, General Counsel and Secretary

cc: Richard F. Westenberger, Executive Vice President & Chief Financial Officer, Carter’s, Inc.